Second Quarter 2014 Earnings and Business Update

September 15, 2014

Forward Looking Statements / Safe Harbor

This presentation and the accompanying oral commentary contain
"forward-looking" statements that involve substantial risks and uncertainties.
All statements other than statements of historical facts contained in this presentation and the accompanying oral commentary, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward looking statements.
In some cases, you can identify forward-looking statements by terminology such as "believe," "will," "may," "estimate," "continue," "anticipate," "intend,"
"should," "plan," "might," "approximately," "expect," "predict," "could,"
"potentially" or the negative of these terms or other similar expressions.
Forward looking statements appear in a number of places throughout this presentation and the accompanying oral commentary and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates AM-101 and AM-111, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, spending of the proceeds from this offering, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Forward-looking statements represent our management's beliefs and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Business Update

AM-101 Phase 3 Program Update

[] AM-101  Phase 3 clinical program in acute inner ear tinnitus remains on track

[] Ramp-up  of TACTT trial sites progressing

-- Approximately 100 sites initiated by the end of August 2014 (target 140)

-- Poland and Czech Republic getting started

[] As expected, Stratum B (post-acute  tinnitus) in European TACTT3 trial enrolling faster than Stratum A (acute tinnitus)

-- Stratum B futility analysis early 2015 at midpoint of enrolment

[] AMPACT open-label  trials

-- First patients rolled over in April and May 2014 to receive first treatment cycle

-- First patients rolled over in July and August 2014 to receive second treatment cycle

Tinnitus Loudness Responder Definition

[] Primary efficacy endpoint in Phase 3 = improvement of subjective loudness from baseline to the last follow-up  visit at Day 84 on a 0-10  numerical rating scale

[] What represents a clinically meaningful reduction in tinnitus loudness / how is a responder defined?

[] Data analyzed from 200 TACTT0 and TACTT1 patients (AAT or OM)

[] Mean tinnitus loudness at baseline = 5.2  points (SD 2.1)

Responder Data Presented at ITS 2014

[] Results presented at XI.  International Tinnitus Seminar in Berlin, Germany,
May 21-24, 2014

[] Anchor-based  approach suggesting 2 point reduction as clinically meaningful

-- Pattern of TLQ response compared to patient global impression of change
(PGIC) in tinnitus severity

-- Patients reporting either "very much improved" or "much improved" tinnitus severity reported change scores of at least 2 points, with those rating their change as "somewhat improved" reported less than a 2-point  change

-- Patients endorsing the largest amount of change on the global rating also reported the largest amount of improvement on the TLQ

-- Pattern of response very similar for uni-  and bilateral cases

[] Supported by distribution-based  approach:

-- One-half  standard deviation of the baseline scores approach

-- Clinically meaningful = 1.1  points

Cumulative Distribution Function for [] TLQ

[] For all points  0, the curve for AM-101  0.81  mg/mL is shifted to the right of the others

[] At 2 points change in TLQ, AM-101  0.81  mg/mL clearly separates from placebo and AM- 101 0.27  mg/mL, providing further support for responder definition

Auris Medical at the AAO Annual Meeting

[] Annual Meeting of the American Association for Otolaryngology -- Head and
Neck Surgery

[] Orlando FL, September 21-24

[] World's largest gathering of ENTs

[] Auris Medical hosting satellite symposium September 23

AM-101 Primary Market Research

[] 53 US ENT doctors surveyed(1)

-- 41 general ENTs

-- 12 otologists

[] Seeing an average of 43.5  tinnitus patients in an average month

[] 37.7%  of their tinnitus patients seek treatment during the acute stage (up to 3 months from onset)

[] Consistent with survey by Hall et al. , 2011

[] 73.6%  of respondents expect their monthly tinnitus patient volume to increase if an approved i. t.  treatment of acute tinnitus were available

[] 42.6%  of their tinnitus patients considered as candidates for a product with the profile of AM-101

[] Rating

-- Tolerability 7.5

-- Efficacy 6.9

 (1=not at all attractive, 10=extremely attractive)

(1) Online survey conducted by MedaCorp, Inc. in April 2014

AM-111 Program Update

[] Preparations for the AM-111  late stage clinical program in ASHNL progressing

[] Pivotal HEALOS Phase 3 trial planned in ISSNHL

-- 240 patients with severe to profound hearing loss

-- AM-111  0.4  or 0.8  mg/mL or placebo

-- Up to 72 hours from onset

-- Europe and Asia

[] Protocol Assistance from European Medicines Agency (EMA)

[] Pre-IND  meeting with the FDA scheduled for second half of September 2014

[] Based on FDA feedback, design of the late-stage  AM-111  clinical program to be finalized and communicated

Auris Medical
Cochlear therapies

AM-111 Primary Market Research

- 53 US ENT doctors surveyed[1)]
  - 41 general ENTs
  - 12 otologists
- Seeing an average of 11.2 patients with ISSNHL and 6.3 patients with AAT in an average month
- 39.9% show up for treatment within first 3 days
- 43.3% of their ASNHL patients have severe to profound hearing loss

[1)] *Online survey conducted by MedaCorp, Inc. in April 2014*

- 64.2% of respondents expect their monthly ASNHL patient volume to increase if an approved i.t. treatment of ASNHL were available
- 59.9% of their ASNHL patients considered as candidates for product with the profile of AM-111
- Rating
  - Tolerability 7.8
  - Efficacy 7.2

  (1=not at all attractive, 10=extremely attractive)

10

Intellectual Property Update

[] Additional patent applications filed in US relating to the use of inhibitors of the c- Jun N-Terminal  Kinase (JNK) such as AM-111  -- for the treatment of tinnitus -- for the treatment of Meni[]re's Disease

[] Continuation to earlier US application filed relating to the use of polymer-based  formulations in the treatment of disorders of the middle and inner ear

-- Allowed by European Patent Office, covering compositions containing Ketamine or derivatives and biocompatible hyaluronic acid gel for treatment of inner ear disorders

-- Priority date = September 28, 2005

Financial Update

First Half 2014 Financial Highlights

[] Cash and cash equivalents as of June 30, 2014, were CHF 12.1  m compared to
CHF 18.5  m at March 31, 2014 and CHF 23.9  m at December 31, 2013

[] Research and development expenses increased from CHF 6.4  m in the six months ended June 30, 2013 to CHF 8.4  m in the six months ended June 30, 2014.

-- Progression of our AM-101  Phase 3 clinical development program

-- Preparatory activities related to the late-stage  AM-111  clinical program

[] General and administrative expenses increased from CHF 0.7  m in the six months ended June 30, 2013 to CHF 2.6  m in the six months ended June 30, 2014

-- Increase primarily related to higher legal and auditing expenses in relation to the IPO preparations

[] Net loss for the first half 2014 was CHF 10.9  m compared with CHF 7.0  m in the same period in 2013.

Financial Overview

Financial Position

[] Cash at end of H1 2014 = $13.7   m [] $60.7   m raised in IPO in early
August 2014 ($56.4    m after underwriting discount)

-- 10,113,235 common shares sold at $6  per share (incl.  713,235 shares under over-allotment  option) -- Trading on the NASDAQ Global Market started August
6, 2014
[] Means to fund

-- AM-101  clinical program beyond Phase 3 read-out  -- Advance further projects, incl.  AM-111
[] Runway mid 2016

Shareholder Structure

Founder            Sofinnova Ventures
Sofinnova Partners ZKB / Adamant
Idinvest           Other investors under lock-up
Public investors

Questions and Answers

Take care of your ears